SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DELMAR PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

247078108

(CUSIP Number)

Jeffrey Bacha
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5
(604) 629-5989

With Copies To:

Gregory Sichenzia, Esq.
David Manno, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Jeffrey Bacha
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

6,837,083
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	6,837,083
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,837,083*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%**
14	TYPE OF REPORTING PERSON

IN
 * Represents 6,467,083 shares issuable upon exchange of exchangeable shares (including 2,608,541 shares held in trust), 150,000 shares issuable upon exercise of options, and 220,000 shares issuable upon exercise of warrants.
** Represents the percentage ownership based on 17,612,237 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of February 5, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Suite 720-999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

Item 2. Identity and Background.

(a)	Jeffrey Bacha, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is Suite 720-999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

(c)	Reporting Person is the Chief Executive Officer and President of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States

Item 3. Source and Amount of Funds or Other Consideration.

On January 25, 2013, pursuant to the exchange agreement previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 (the “Exchange Agreement”) entered into by and among the Issuer, Del Mar Pharmaceuticals (BC) Ltd., a British Columbia corporation (“DelMar (BC)”, 0959454 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Issuer (“Callco”), 0959456 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Issuer (“Exchangeco”), and securityholders of DelMar (BC)., the Reporting Person was issued 6,467,083 common shares of Exchangeco, which are exchangeable into shares of common stock the Issuer, in exchange for 6,467,083 common shares of DelMar (BC) already owned by the Reporting Person.  Additionally, pursuant to the Exchange Agreement, Reporting Person converted certain previously owned warrants and options of DelMar (BC) into (i) warrants to purchase 220,000 common shares of the Issuer; and (ii) options to purchase 150,000 common shares of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the Exchange Agreement, effective January 21, 2013, the Issuer filed Articles of Merger with the Secretary of State of Nevada, pursuant to which the Issuer’s wholly-owned subsidiary, DelMar Pharmaceuticals, Inc. (formed solely for the purpose of effecting a change in the name of the Issuer), merged into the Issuer and the Issuer changed its name from Berry Only Inc. to DelMar Pharmaceuticals, Inc.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 6,837,083 shares of the Issuer’s common stock, which represents approximately 27.96% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 6,837,083 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,837,083 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Jeffrey Bacha

February 13, 2013	By:	/s/ Jeffrey Bacha
Name: Jeffrey Bacha

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